

December 19, 2023

Natasha Fernandes
Chief Financial Officer
IMAX CORP
902 Broadway, Floor 20
New York, NY 10010

Re: IMAX CORP
  Form 10-K for Fiscal Year Ended December 31, 2022
  Form 10-Q for Fiscal Quarter Ended September 30, 2023
  File No. 001-35066

Dear Natasha Fernandes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2023

Note 13. Segment Reporting, page 37

1. Prior to the first quarter of 2023, you determined you had seven reportable segments. You revised your internal segment reporting and have now determined you only have two reportable segments. Please help us better understand how you determined you have two reportable segments pursuant to the guidance of ASC 280. Please specifically address the following:
   - Tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments;
   - Help us better understand how you determined your CODM;
   - Tell us each of the individuals that report to the CODM and identify and describe the role of each segment manager;
   - Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial

information discussed in those meetings, and who else attends those meetings;
- Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the basis for determining the compensation for each of the individuals that report to the CODM; and
- To the extent you aggregated operating segments to determine your reportable segments, please specifically provide us with a summary of the aggregation analysis you performed pursuant to ASC 280-10-50-11 in determining it was appropriate to aggregate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services